082-00051

TransCanada
In business to deliver

07025885

TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7679
fax (403) 920-2467
email lilian_ceri@transcanada.com

August 2, 2007

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SUPPL

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release for TC PipeLines, LP

Please find enclosed a news release issued by TC PipeLines, LP in the United States via Marketwire on August 2, 2007. This press release is to be placed in the Company's public file.

"TC PipeLines, LP Announces 2007 Second Quarter Results"

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Legal Assistant,
Corporate Secretarial

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

/lc
Enclosure

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Announces 2007 Second Quarter Results

CALGARY, Alberta – August 2, 2007 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today reported second quarter 2007 net income of $17.7 million or $0.45 per common unit (all amounts in U.S. dollars) compared to $9.0 million or $0.47 per common unit for the same period last year. The increase in net income is primarily due to the positive impact of the Partnership's acquisitions which included a 46.45 per cent general partner interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes) on February 22, 2007, and a 49 per cent general partner interest in Tuscarora Gas Transmission Company (Tuscarora) acquired on December 19, 2006. Partially offsetting these positive contributions to earnings were increased financial charges on higher outstanding debt balances and lower earnings from Northern Border Pipeline Company (Northern Border) and Tuscarora. Earnings from Northern Border and Tuscarora decreased in second quarter 2007 compared to the same period in the prior year primarily due to the reduction of transportation rates resulting from rate settlements and a $2.3 million one-time transition related cost on Northern Border.

In second quarter 2007, the Partnership received cash distributions from Great Lakes and Northern Border of $23.6 million and $25.5 million, respectively. The total cash distributions received of $49.1 million in second quarter 2007 represent a $22.6 million increase compared to the same quarter last year.

"The Partnership's second quarter 2007 financial results reflect another quarter of solid financial performance and strong cash flows from the Partnership's pipeline assets," said Russ Girling, CEO and Chairman of TC PipeLines GP, Inc. "This underpinned the Partnership's confidence in declaring its recent third distribution increase within the last twelve months."

Financial Highlights

(unaudited) (millions of dollars except per unit amounts)	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Net income	**17.7**	9.0	**37.7**	21.4
Per common unit [1]	**$0.45**	$0.47	**$1.16**	$1.14
Partnership cash flows [2]	**44.3**	21.6	**63.9**	36.5
Cash distributions paid	**24.9**	10.8	**36.2**	21.5
Cash distributions declared per common unit [3]	**$0.655**	$0.575	**$1.305**	$1.15
Weighted average units oustanding (millions)	**34.9**	17.5	**29.8**	17.5
Units outstanding (millions)	**34.9**	17.5	**34.9**	17.5

[1] Net income per common unit is computed by dividing net income, after deduction of the general partner's allocation, by the weighted average number of common units outstanding. The general partner's allocation is computed based upon the general partner's two per cent interest plus an amount equal to incentive distributions.

[2] Partnership cash flows is a non-GAAP financial measure. Refer to the section entitled "Partnership Cash Flows" for further detail.

[3] The Partnership's 2007 second quarter cash distribution will be paid on August 14, 2007 to unitholders of record as of July 31, 2007.

Net Income

The Partnership reported second quarter 2007 net income of $17.7 million or $0.45 per unit, an increase of $8.7 million compared to $9.0 million for the same quarter last year.

The Partnership's equity income from Great Lakes in second quarter 2007 contributed $13.1 million to net income.

The Partnership's equity income from Northern Border of $10.3 million in second quarter 2007 decreased $2.0 million compared to $12.3 million for the same period in 2006. The decrease in the Partnership's equity income from Northern Border was due primarily to lower revenues and increased operating expenses. Total operating revenues were lower by $2.7 million in the current period as compared to second quarter 2006. This was mainly due to lower rates resulting from the settlement of Northern Border's 2005 rate case. This was partially offset by increased revenues from the Chicago III Expansion Project and other transportation services. Operating expenses were higher in the current period primarily due to a one-time transition cost of $2.3 million for shared capital assets previously used to support Northern Border's operations.

With the acquisition of an additional 49 per cent general partner interest in Tuscarora on December 19, 2006, the Partnership now consolidates its interest in Tuscarora. Tuscarora's contribution to the Partnership's net income increased $1.1 million in second quarter 2007 compared to the same period in the prior year due primarily to the acquisition of an additional 49 per cent general partner interest. The Partnership reported transmission revenues of $6.7 million and depreciation expense of $1.5 million for second quarter 2007 related to its consolidation of the Tuscarora operations. Tuscarora's revenues were lower in second quarter 2007 compared to the same period in 2006 due to a reduced firm transportation rate as a result of its rate settlement.

The Partnership's operations, maintenance and administrative expenses of $2.2 million in second quarter 2007 increased $1.5 million compared to $0.7 million for the same period in 2006. The second quarter of 2007 includes $1.3 million related to the consolidation of Tuscarora operations. Excluding the $1.3 million of expenses related to Tuscarora, the Partnership's general and

administrative expenses increased $0.2 million from $0.7 million in second quarter 2006 to $0.9 million in second quarter 2007.

Financial charges were $8.7 million in second quarter 2007, an increase of $4.5 million, compared to $4.2 million for the same period last year due to higher average debt balances and the consolidation of Tuscarora operations which included $1.2 million of financial charges. The higher average debt balances were the result of additional financing in 2006 and 2007 for acquisitions.

Partnership Cash Flows

(unaudited)	Three months ended June 30		Six months ended June 30	
(millions of U.S. dollars)	**2007**	2006	**2007**	2006
Cash distributions from original 30% general partner interest in Northern Border	**15.3**	14.6	**28.6**	28.1
Cash distributions from original 49% general partner interest in Tuscarora	**-**	2.2	**-**	4.4
	15.3	16.8	**28.6**	32.5
Increase in cash distributions due to the acquisition of a 46.45% general partner interest in Great Lakes in 2007	**23.6**	-	**23.6**	-
Increase in cash distributions due to the acquisition of a 20% general partner interest in Northern Border in 2006	**10.2**	9.7	**19.1**	9.7
Total cash distributions received [(a)]	**49.1**	26.5	**71.3**	42.2
Cash flows from Tuscarora's operating activities [(b)]	**3.6**	-	**8.7**	-
Partnership costs [(c)]	**(8.4)**	(4.9)	**(16.1)**	(5.7)
Partnership cash flows	**44.3**	21.6	**63.9**	36.5

[(a)] Reconciliation of non-GAAP financial measure: Cash distributions received is a non-GAAP financial measure which is the sum of equity income from investment in Great Lakes, equity income from investment in Northern Border, return of capital from Great Lakes, return of capital from Northern Border and up until December 19, 2006, equity income from investment in Tuscarora and return of capital from Tuscarora. It is provided as a supplement to results reported in accordance with GAAP. Management believes that this is a meaningful measure to assist investors in evaluating the levels of cash distributions from the Partnership's investments. Below is a reconciliation of Cash distributions received to GAAP financial measures:

	For the three months ended June 30		For the six months ended June 30	
(millions of dollars)	**2007**	2006	**2007**	2006
Equity income from investment in Great Lakes	**13.1**	-	**20.1**	-
Equity income from investment in Northern Border	**10.3**	12.3	**28.1**	23.5
Equity income from investment in Tuscarora	**-**	1.6	**-**	3.6
Return of capital from Great Lakes	**10.5**	-	**3.5**	-
Return of capital from Northern Border	**15.2**	12.0	**19.6**	14.3
Return of capital from Tuscarora	**-**	0.6	**-**	0.8
Total cash distributions received	**49.1**	26.5	**71.3**	42.2

[(b)] Effective December 19, 2006, TC PipeLines, LP began consolidating Tuscarora's operations upon acquisition of an additional 49 per cent general partner interest. The cash flows from Tuscarora's operating activities is the GAAP measure cash generated from operations reported in Tuscarora's financial statements.

(c) Reconciliation of non-GAAP financial measure: Partnership cash flows is a non-GAAP financial measure which is the sum of cash distributions received and cash flows from Tuscarora's operating activities less Partnership costs. We exclude Tuscarora's costs from Partnership costs so that investors may evaluate our costs independent of costs directly attributable to our investments. Management believes that this is a useful measure to assist investors in evaluating the Partnership's cash flow from its operating activities. A reconciliation of Partnership costs is summarized below:

	For the three months ended June 30		For the six months ended June 30	
(millions of dollars)	**2007**	2006	**2007**	2006
Operations, maintenance and administrative expenses	**2.2**	0.7	**4.2**	1.3
Financial charges, net and other	**8.7**	4.2	**16.8**	4.4
Less:				
Operations, maintenance and administrative expenses and				
financial charges from Tuscarora	**(2.5)**	-	**(4.9)**	-
Partnership costs	**8.4**	4.9	**16.1**	5.7

In second quarter 2007, Partnership cash flows were $44.3 million, an increase of $22.7 million compared to $21.6 million for the same period last year. Cash flows from Tuscarora's operating activities were $3.6 million for the three months ended June 30, 2007. The Partnership incurred financing and other costs of $8.4 million in second quarter 2007 compared to $4.9 million in the same period last year. Total cash distributions received increased $22.6 million to $49.1 million in second quarter 2007 from $26.5 million in second quarter 2006 primarily due to cash distributions received from Great Lakes.

The acquisition of a 46.45 per cent interest in Great Lakes in February 2007 resulted in $23.6 million of cash distributions received in second quarter 2007. This was the first cash distribution received by the Partnership from Great Lakes. In second quarter 2007, an additional $3.0 million related to the Great Lakes acquisition was paid, consisting primarily of a $2.8 million reimbursement of acquisition fees to a wholly-owned subsidiary of TransCanada Corporation.

The acquisition of the additional 20 per cent general partner interest in Northern Border in April 2006 contributed $10.2 million to cash distributions received in second quarter 2007. Distributions from Northern Border increased $1.2 million from $24.3 million in second quarter 2006 to $25.5 million in second quarter 2007. The Partnership's cash distributions received in any given quarter are based on the financial results of Northern Border from the previous quarter; therefore, this increase is due to lower maintenance capital expenditures partially offset by lower revenue and higher operating expenses in first quarter 2007 as compared to first quarter 2006. The Partnership made an equity contribution of $7.5 million for a cash call issued by Northern Border in the three months ended June 30, 2007 which was used to make debt repayments.

Cash balances of Tuscarora are consolidated by the Partnership effective December 19, 2006 and as a result, the Partnership ceased reporting distributions from Tuscarora after that date. Tuscarora had capital expenditures of $2.9 million, financed by operating cash flow, in second quarter 2007 related to the compressor station expansion project in Likely, California.

In second quarter 2007, Tuscarora repaid $2.4 million of the principal outstanding on its Senior Notes. The Partnership repaid a net $5.0 million on the outstanding principal on its Senior Credit Facility.

The Partnership paid $24.9 million of cash distributions to unitholders and its general partner in second quarter 2007, an increase of $14.1 million compared to $10.8 million for the same period in 2006. This cash distribution represents a payment of $0.65 per common unit declared in first quarter 2007.

Conference Call

Analysts, members of the public, the media and other interested parties are invited to participate in a teleconference and audio webcast on Thursday, August 2, 2007 at 12 p.m. (Eastern). Management will discuss the second quarter 2007 financial results and general developments and issues concerning the Partnership followed by a question and answer session for the investment community and media. To participate, please call (866) 898-9626. A replay of the conference call will also be available two hours after the conclusion of the call and until midnight, Thursday, August 9, 2007, by dialing (800) 408-3053, then entering pass code 3227685#.

A live webcast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com. An audio replay of the call will be available on the website.

TC PipeLines, LP is a publicly traded limited partnership. TC PipeLines, LP has interests in more than 3,600 miles of federally regulated U.S. interstate natural gas pipelines, including Great Lakes Gas Transmission Limited Partnership (46.45 per cent ownership), Northern Border Pipeline Company (50 per cent ownership) and Tuscarora Gas Transmission Company (99 per cent owned or controlled). Great Lakes is a 2,115-mile pipeline serving markets in Minnesota, Wisconsin, Michigan and eastern Canada. The 1,249-mile Northern Border Pipeline transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile pipeline system that transports natural gas from Oregon where it interconnects to TransCanada's Gas Transmission Northwest System. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., an indirect wholly owned subsidiary of TransCanada Corporation. TC PipeLines GP, Inc., also holds common units of TC PipeLines, LP. Common units of TC PipeLines, LP are quoted on the NASDAQ Stock Market and trade under the symbol "TCLP." For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

Cautionary Statement Regarding Forward-Looking Information

This news release may include forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. Words such as "believes," "expects," "intends," "forecasts," "projects," and similar expressions identify forward-looking statements. All forward-looking statements are based on the Partnership's current beliefs as well as assumptions made by and information currently available to the Partnership. These statements reflect the Partnership's current views with respect to future events. The Partnership assumes no obligation to update any such forward-looking statement to reflect events or circumstances occurring after the date hereof. Important factors that could cause actual results to materially differ from the Partnership's current expectations include regulatory decisions, particularly those of the Federal Energy Regulatory Commission and the Securities and Exchange Commission, the ability of Northern Border Pipeline to recontract its available capacity at maximum rates, operational decisions of Northern Border Pipeline's and Great Lakes' operator, the failure of a shipper on any one of the Partnership's pipelines to perform its contractual obligations, supply of natural gas in the Western Canada sedimentary basin and in competing basins, such as the Rocky Mountains, future demand for natural gas, overcapacity in the industry, and other risks inherent in the transportation of natural gas as discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2006 and subsequent quarterly reports on Form 10-Q.

- 30 –

Media Inquiries:	Shela Shapiro	(403) 920-7859 (800) 608-7859
Unitholder and Analyst Inquiries:	Myles Dougan	(877) 290-2772 investor_relations@tcpipelineslp.com

TC PipeLines, LP
Financial Highlights

Consolidated Statement of Income

(unaudited) *(millions of dollars except per unit amounts)*	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Equity income from investment in Great Lakes [1]	**13.1**	-	**20.1**	-
Equity income from investment in Northern Border [2]	**10.3**	12.3	**28.1**	23.5
Equity income from investment in Tuscarora [3]	**-**	1.6	**-**	3.6
Transmission revenues	**6.7**	-	**13.6**	-
Operations, maintenance and administrative expenses	**(2.2)**	(0.7)	**(4.2)**	(1.3)
Depreciation	**(1.5)**	-	**(3.1)**	-
Financial charges, net and other	**(8.7)**	(4.2)	**(16.8)**	(4.4)
Net income	**17.7**	9.0	**37.7**	21.4
Net income allocation				
Common units	**15.6**	8.3	**34.6**	20.0
General partner	**2.1**	0.7	**3.1**	1.4
	17.7	9.0	**37.7**	21.4
Net income per common unit [4]	**$0.45**	$0.47	**$1.16**	$1.14
Weighted average units outstanding (millions)	**34.9**	17.5	**29.8**	17.5
Units outstanding at the end of the period (millions)	**34.9**	17.5	**34.9**	17.5

Consolidated Balance Sheet

(unaudited) *(millions of dollars)*	June 30, 2007	December 31, 2006
ASSETS		
Current Assets		
Cash and short-term investments	7.5	4.0
Accounts receivable and other	3.2	2.5
	10.7	6.5
Investment in Great Lakes [(1)]	733.2	-
Investment in Northern Border [(2)]	548.7	561.2
Plant, property and equipment	127.4	127.0
Goodwill	79.1	79.2
Other assets	9.2	3.9
	1,508.3	777.8
LIABILITIES AND PARTNERS' EQUITY		
Current Liabilities		
Accounts payable	2.5	3.3
Accrued interest	3.1	1.3
Current portion of long-term debt	4.7	4.7
	10.3	9.3
Long-term debt	580.0	463.4
	590.3	472.7
Non-controlling interests	1.3	1.2
Partners' Equity		
Common units	891.5	295.6
General partner	19.1	6.5
Accumulated other comprehensive income	6.1	1.8
	916.7	303.9
	1,508.3	777.8

Consolidated Statement of Cash Flows

(unaudited) *(millions of dollars)*	Three months ended June 30 **2007**	2006	Six months ended June 30 **2007**	2006
CASH GENERATED FROM OPERATIONS				
Net income	**17.7**	9.0	**37.7**	21.4
Depreciation	**1.5**	-	**3.1**	-
Amortization of other assets	**0.1**	0.1	**0.2**	0.1
Non-controlling interests	**0.1**	-	**0.1**	-
(Increase)/decrease in operating working capital	**(0.7)**	1.0	**0.3**	0.9
	18.7	10.1	**41.4**	22.4
INVESTING ACTIVITIES				
Return of capital from Great Lakes	**10.5**	-	**3.5**	-
Return of capital from Northern Border	**15.2**	12.0	**19.6**	14.3
Return of capital from Tuscarora	**-**	0.6	**-**	0.8
Investment in Great Lakes	**(3.0)**	-	**(736.3)**	-
Investment in Northern Border	**(7.5)**	(306.5)	**(7.5)**	(311.1)
Capital expenditures	**(2.9)**	-	**(3.5)**	-
Other assets	**(0.1)**	(0.9)	**(1.1)**	(0.9)
	12.2	(294.8)	**(725.3)**	(296.9)
FINANCING ACTIVITIES				
Distributions paid	**(24.9)**	(10.8)	**(36.2)**	(21.5)
Equity issuances, net	**(0.3)**	-	**607.0**	-
Long-term debt issued	**8.0**	308.0	**141.0**	308.0
Long-term debt repaid	**(15.4)**	(13.5)	**(24.4)**	(13.5)
	(32.6)	283.7	**687.4**	273.0
(Decrease)/increase in cash and short-term investments	**(1.7)**	(1.0)	**3.5**	(1.5)
Cash and short-term investments, beginning of period	**9.2**	1.8	**4.0**	2.3
Cash and short-term investments, end of period	**7.5**	0.8	**7.5**	0.8
Interest payments made	**8.1**	3.1	**13.7**	3.3

[1] Great Lakes Gas Transmission Limited Partnership

The Partnership acquired a 46.45 per cent interest in Great Lakes on February 22, 2007. Summarized operating and financial information of Great Lakes for the three months ended June 30, 2007, the period Februrary 23, 2007 to June 30, 2007 and as at June 30, 2007 is as follows:

(unaudited)	Three months ended June 30 2007	Three months ended June 30 2006	For the period February 23 to June 30 2007	For the period February 23 to June 30 2006
Operating Results				
Gas delivered (million cubic feet)	197,361	-	295,410	-
Average throughput (million cubic feet per day)	2,169	-	2,308	-
Financial Results (millions of U.S. dollars)				
Operating revenue	66.2	-	96.6	-
Operating expenses				
Operations and maintenance	9.3	-	12.4	-
Depreciation and amortization	14.5	-	20.4	-
Taxes other than income	6.0	-	9.0	-
Total operating expenses	29.8	-	41.8	-
Operating income	36.4	-	54.8	-
Interest expense, net	(8.8)	-	(12.4)	-
Other income	0.8	-	1.0	-
Net income	28.4	-	43.4	-
Capital Expenditures (millions of U.S. dollars)				
Maintenance	4.2	-	4.8	-

Summary Balance Sheet Data (millions of U.S. dollars)	June 30, 2007 (unaudited)	December 31, 2006 (unaudited)
Total assets	1,081.1	-
Other current liabilities and reserves and deferred credits	46.3	-
Long-term debt (including current maturities)	450.0	-
Partners' capital	584.8	-
Total liabilities and partners' equity	1,081.1	-

[2] Northern Border Pipeline Company

For the six months ended June 30, 2007 and as at December 31, 2006, the Partnership held a 50 per cent general partner interest in Northern Border. For the three months ended June 30, 2006, the Partnership held a 30 per cent general partner interest in Northern Border until April 6, 2006 when an additional 20 per cent general partner interest was acquired. Summarized operating and financial information of Northern Border for the three and six months ended June 30, 2007 and 2006 and as at June 30, 2007 and December 31, 2006 is as follows:

	Three months ended June 30		Six months ended June 30	
(unaudited)	**2007**	2006	**2007**	2006
Operating Results				
Gas delivered (million cubic feet)	**187,213**	180,287	**387,201**	390,998
Average throughput (million cubic feet per day)	**2,105**	2,024	**2,192**	2,213
Financial Results (millions of U.S. dollars)				
Operating revenues	**68.8**	71.5	**148.4**	151.3
Operating expenses				
Operations and maintenance	**14.4**	12.7	**24.8**	22.1
Depreciation and amortization	**15.2**	14.8	**30.5**	29.4
Taxes other than income	**7.9**	8.0	**15.3**	16.1
Total operating expenses	**37.5**	35.5	**70.6**	67.6
Operating income	**31.3**	36.0	**77.8**	83.7
Interest expense, net	**(10.8)**	(10.9)	**(21.6)**	(21.6)
Other income, net	**0.5**	0.3	**0.9**	0.7
Net income	**21.0**	25.4	**57.1**	62.8
Capital Expenditures (millions of U.S. dollars)				
Maintenance	**6.8**	3.8	**7.2**	7.1
Growth	**-**	3.1	**-**	9.7

Summary Balance Sheet Data (millions of U.S. dollars)	**June 30, 2007 (unaudited)**	December 31, 2006 (unaudited)
Total assets	**1,514.5**	1,544.7
Current liabilities and deferred credits and other	**54.5**	49.8
Long-term debt (including current maturities and notes payable)	**609.2**	619.8
Partners' capital	**850.7**	874.1
Accumulated other comprehensive income	**0.1**	1.0
Total liabilities and partners' equity	**1,514.5**	1,544.7

(3) Tuscarora Gas Transmission Company

For the six months ended June 30, 2007 and as at December 31, 2006, the Partnership owned or controlled a 99 per cent general partner interest in Tuscarora. For the three and six months ended June 30, 2006, the Partnership held a 49 per cent general partner interest in Tuscarora. Summarized operating and financial information of Tuscarora for the three and six months ended June 30, 2007 and 2006 and as at June 30, 2007 and December 31, 2006 is as follows:

	Three months ended June 30		Six months ended June 30	
(unaudited)	**2007**	2006	**2007**	2006
Operating Results				
Gas delivered (million cubic feet)	**4,051**	5,286	**14,080**	14,934
Average throughput (million cubic feet per day)	**45**	58	**77**	82
Financial Results (millions of U.S. dollars)				
Operating revenues	**6.7**	7.6	**13.6**	15.9
Operating expenses				
Operations and maintenance	**1.0**	1.0	**1.9**	1.8
Depreciation and amortization	**1.5**	1.5	**3.1**	3.1
Taxes other than income	**0.3**	0.3	**0.6**	0.6
Total operating expenses	**2.8**	2.8	**5.6**	5.5
Operating income	**3.9**	4.8	**8.0**	10.4
Interest expense, net	**(1.3)**	(1.4)	**(2.5)**	(2.8)
Other income, net	**0.1**	0.1	**0.1**	0.1
Net income	**2.7**	3.5	**5.6**	7.7
Cash Flows From Operating Activities (*) (millions of U.S. dollars)				
Net income	**2.7**	3.5	**5.6**	7.7
Add:				
Depreciation and amortization	**1.6**	1.5	**3.2**	3.1
Changes in operating assets and liabilities	**(0.7)**	(0.9)	**(0.1)**	0.4
Cash flows from operating activities	**3.6**	4.1	**8.7**	11.2
Capital Expenditures (millions of U.S. dollars)				
Maintenance	**-**	0.1	**-**	0.2
Growth	**2.9**	-	**3.5**	-

Summary Balance Sheet Data (millions of U.S. dollars)	**June 30, 2007 (unaudited)**	December 31, 2006 (unaudited)
Total assets	**136.0**	132.9
Other current liabilities	**2.2**	2.4
Long-term debt (including current maturities)	**68.7**	71.1
Partners' capital	**65.0**	59.3
Accumulated other comprehensive income	**0.1**	0.1
Total liabilities and partners' equity	**136.0**	132.9

(*) In 2006 the Partnership accounted for Tuscarora using the equity method.

[4] Net income per common unit is computed by dividing net income, after deduction of the general partner's allocation, by the weighted average number of common units outstanding. The general partner's allocation is computed based upon the general partner's two per cent interest plus an amount equal to incentive distributions.

END